Escalon Medical Corp. 435 Devon Park Drive Building 100 Wayne, PA 19087-1698 Tel. 610-688-6830 Fax 610-688-3641

March 17, 2009
VIA EDGAR
Russell Mancuso
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Escalon Medical Corp (the “Company”) Registration Statement on Form S-3 File Number 333-157174
Dear Mr. Mancuso:
          This correspondence is in response to your letter dated March 3, 2009 in regard to the above referenced matter. This correspondence tracks directly with your comments.
Fee Table

1.	Please revise footnote 1 to calculate your fee based on prices within five business days of your February 9, 2009 filing date as required by Rule 457(c).

Company Response:
     The Company will amend the fee table in Amendment No. 1 as follows:
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each		Maximum	Maximum
Class of Securities	Amount To Be	Aggregate Price	Aggregate	Amount of
To Be Registered	Registered	Per Share	Offering Price	Registration Fee
Common Stock, par value $0.001 per share	1,150,000 shares	(1)	$2,645,000	$103.95

(1)	Calculated pursuant to Rule 457(c), based on $2.30 per share, which was the average of the high and low prices of the registrant’s common stock as reported by the NASDAQ Stock Market on February 6, 2009.

Mr. Mancuso — Securities and Exchange Commission
March 17, 2009 Page 2 of 2
Incorporation of Certain Information by Reference, page 10

2.	Please resolve all comments regarding your Exchange Act reports before requesting acceleration of the effective date of the registration statement.

Company Response:
The Company takes note of the staff’s statement.

Thank you for your assistance.
Very truly yours,
ESCALON MEDICAL CORP

By:	/s/ Richard J. DePiano, Jr.
Richard J. DePiano, Jr.
President & GC